Exhibit 12
WPX Energy, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2014	2013	2012	2011	2010
	(Millions)
Earnings:
Income (loss) from continuing operations before income taxes	$204	$(1,728)	$(258)	$181	$(886)
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(5)	(4)	(4)	(4)	(4)
Income (loss) from continuing operations before income taxes and equity earnings	199	(1,732)	(262)	177	(890)
Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees (a)	123	108	102	118	124
Rental expense representative of interest factor	6	5	5	3	4
Total fixed charges	129	113	107	121	128
Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	4	3	4	4	4
Less:
Capitalized interest	(2)	(1)	(2)	(1)	(1)
Total earnings as adjusted	$330	$(1,617)	$(153)	$301	$(759)
Fixed charges	$129	$113	$107	$121	$128
Ratio of earnings to fixed charges	2.56	(b)	(c)	2.49	(d)
 __________

(a)
Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in provision (benefit) for income taxes in our Consolidated Statements of Operations.

(b)	Earnings are inadequate to cover fixed charges by $1,730 million.

(c)	Earnings are inadequate to cover fixed charges by $260 million.

(d)	Earnings are inadequate to cover fixed charges by $887 million.